October 22, 2019

VIA ELECTRONIC TRANSMISSION Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,232 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add a new series to the Trust.

If you have any questions, please contact Brian Doyle-Wenger at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger